Exhibit 23.1

Consent of KPMG LLP

The General Partner
Essex Portfolio, L.P.:

We consent to the incorporation by reference in the registration statement on Form S-3 (No. 333-44467) of Essex Portfolio, L.P. of our report dated February 5, 2003, relating to the consolidated balance sheets of Essex Portfolio, L.P. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, partners' capital, and cash flows of Essex Portfolio, L.P. and subsidiaries for each of the years in the three-year period ended December 31, 2002 and the related financial statement schedule, which report appears in the annual report on Form 10-K of Essex Portfolio, L.P.

/s/ KPMG LLP
KPMG LLP

San Francisco, California
March 31, 2003